Exhibit 99.1
Jumia reports Fourth Quarter and Full Year 2023 results
Improvement in growth trends and significant reduction in operating loss, validating strategic choices
Forecasting to return to growth in 2024 and to further reduce cash utilization
Lagos, February 15, 2024 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter ended December 31, 2023.
Results highlights for the fourth quarter 2023
•Revenue of $59 million, down 2% year-over-year, and up 28% in constant currency.
•GMV of $233 million, down 8% year-over-year, and up 21% in constant currency.
•Operating loss of $4 million compared to $45 million in the fourth quarter of 2022, down 90% year-over-year, and down 101% in constant currency.
•Adjusted EBITDA loss of $1 million compared to a loss of $44 million in the fourth quarter of 2022, down 99% year-over-year, and down 111% in constant currency.
•Loss before Income tax from continuing operations of $17 million compared to $45 million in the fourth quarter of 2022, down 62% year-over-year, and down 66% in constant currency.
•Liquidity position of $121 million marking a decrease of $27 million in the fourth quarter of 2023 compared to a decrease of $57 million in the fourth quarter of 2022.
•Net cash flows used in operating activities $10 million compared to $53 million in the fourth quarter of 2022, down 80% year-over-year.
Results highlights for the full year 2023
•Revenue of $186 million, down 8% year-over-year, and up 20% in constant currency.
•GMV of $750 million, down 20% year-over-year, and up 1% in constant currency.
•Operating loss of $73 million compared to $202 million in 2022, down 64% year-over-year, and down 64% in constant currency.
•Adjusted EBITDA loss of $58 million compared to a loss of $182 million in 2022, down 68% year-over-year, and down 70% in constant currency.
•Loss before Income tax from continuing operations of $99 million compared to $206 million in 2022, down 52% year-over-year, and down 47% in constant currency.
•Liquidity position of $121 million marking a decrease of $107 million in 2023 compared to a decrease of $285 million in 2022.
•Net cash flows used in operating activities $74 million compared to $240 million in 2022, down 69% year-over-year.

	For the three months ended					For the year ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY	Constant currency	YoY
In USD million, unless otherwise stated	December 31, 2022(2)	December 31, 2023(2)		December 31, 2023(2)		December 31, 2022(2)	December 31, 2023(2)	Change	December 31, 2023(2)	Change
Revenue	60.6	59.4	(1.9)%	77.6	28.2%	203.3	186.4	(8.3)%	244.7	20.4%
Gross Profit(1)	37.3	37.1	(0.6)%	50.8	36.2%	118.2	107.1	(9.4)%	138.2	17.0%
Fulfillment expense(1)	(18.6)	(11.7)	(37.0)%	(15.6)	(16.0)%	(76.8)	(43.9)	(42.8)%	(55.9)	(27.2)%
Sales and Advertising expense	(16.8)	(6.2)	(62.8)%	(8.5)	(49.4)%	(66.9)	(21.5)	(67.9)%	(26.2)	(60.9)%
Technology and Content expense	(13.7)	(9.9)	(27.7)%	(9.9)	(27.7)%	(52.4)	(41.5)	(20.8)%	(42.8)	(18.3)%
G&A expense, excluding SBC(1)	(32.4)	(12.3)	(62.2)%	(15.0)	(53.8)%	(114.0)	(69.2)	(39.3)%	(81.4)	(28.6)%
Adjusted EBITDA	(44.1)	(0.6)	(98.5)%	4.7	(110.7)%	(182.1)	(58.2)	(68.0)%	(55.2)	(69.7)%
Operating Income/ (Loss)	(44.7)	(4.5)	(90.0)%	0.4	(100.9)%	(201.8)	(73.3)	(63.7)%	(72.2)	(64.2)%
Loss before Income tax from continuing operations	(44.6)	(17.1)	(61.6)%	(15.3)	(65.7)%	(206.2)	(98.6)	(52.2)%	(109.3)	(47.0)%

Quarterly Active Customers (million)	2.8	2.3	(16.3)%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	6.9	6.6	(3.7)%	n.a.	n.a.	27.5	21.3	(22.4)%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	252.4	233.3	(7.6)%	305.8	21.1%	932.5	749.8	(19.6)%	942.9	1.1%
Total Payment Value (“TPV”)	65.8	59.3	(9.9)%	86.6	31.7%	256.2	192.2	(25.0)%	263.3	2.8%
TPV as % of GMV	26.1%	25.4%		28.3%		27.5%	25.6%		27.9%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
(2) All periods adjusted for exclusion of food delivery operations in 2023.

Dear Shareholders,
2023 has been a transformative year for Jumia.
Upheavals on the global stage have had a significant impact on African economies and its people. High inflation rates and currency depreciation have led to a scarcity of supply and have adversely impacted the purchasing power of customers. These have been challenging times for tech and retail businesses across the continent.
Against that unsettling backdrop, we embarked on a fundamental transformation of our company in order to rapidly improve our financials and establish a stronger foundation for our e-commerce business. This transformation obviously came with a painful short-term impact, as we discontinued activities with poor growth prospects, stopped expensive marketing practices, and radically streamlined our organization.
These bold, swift and early decisions have paid off yet we still have some way to go. We have closed 2023 in a much stronger position, looking at both financials and business fundamentals. Our Adjusted EBITDA loss for the full year of 2023 decreased to $58.2 million (2022: $182.1 million), steadily improving quarter after quarter. Our Loss before tax from continuing operations for the full year of 2023 decreased to $98.6 million (2022: $206.2 million). Most importantly, we saw a reduction in the pace of the decrease of our liquidity from $285.4 million in 2022 to $106.9 million in 2023, leaving us with a liquidity position of $120.6 million at the end of 2023.
Although GMV for the full year of 2023 declined by 20% and Orders by 22% year-over-year, we have undergone a deep transformation of the company. We believe that this transformation will enable us to achieve growth again during 2024, with improved unit economics and lower cash utilization. We believe that we can meet these goals in 2024, thanks to the lessons we learned in 2023, particularly in the following two areas:
1.Efficiency and better unit economics do not come at the expense of future growth.
We believe that Jumia is now a much leaner, more agile and more focused company. We have reevaluated our portfolio and made tough decisions regarding business activities that did not bring the right value. Recently, we discontinued our food delivery operations as we concluded that the growth prospects did not justify the complexity it created. We believe our focus and resources will be better invested in our physical goods business, where we see more opportunity for revenue growth and higher margins.
We have achieved savings across the whole organization, by shrinking General and Administrative Expense as well as significantly improving operational efficiency. We believe that these changes are enabling better output and laying the foundations for growth in 2024. Smaller and more agile teams can concentrate effectively on key priorities and are benefiting from strategic alignment across all countries and functions. Similarly, we believe that leaner logistics operations will enable us to enter new cities without compromising profitability.
We experienced positive year-over-year growth in GMV of physical goods in five of our eleven operating countries over two consecutive quarters of 2023, while significantly improving unit economics. Looking at all countries, the year-over-year GMV trajectory is improving quarter after quarter, reaching a decline of 8% in the fourth quarter of 2023 (growth of 21% on a constant currency basis), compared to a decline of 23% in the third quarter of 2023 (growth of 1% on a constant currency basis). We expect to be back to GMV and Orders growth, in 2024.

2.We have proved that we can grow without disproportionate marketing spend.
Based on our experience across eleven operating countries for over 10 years, at Jumia, we believe that there is a lot of demand from African customers. However, this demand remains poorly served due to inconsistent supply and prices across different countries and cities. Our mission at Jumia is to bridge this gap between brands and suppliers on one hand and customers on the other hand. We are committed to building better supply in our priority categories (Phones, Electronics, Home & Living, Fashion and Beauty), by working closely with local sellers, global brands, and international sellers.
Along with our strategic focus to improve supply in priority categories, we have deliberately reduced our Sales and Advertising expense by 68% in the full year of 2023 (and 63% in the fourth quarter of 2023) and cut customer incentives such as vouchers and free shipping. This strategy has come across as quite unusual, as many took for granted that growth in the e-commerce business is more or less a function of marketing costs.
After four consecutive quarters of consistently low marketing expenditures, we believe that we have proven our case. In addition to GMV growth in selected countries, we have successfully run large promotional events, such as Black Friday, with very lean marketing budgets (as reflected in the fourth quarter of 2023 figures disclosed below).
Looking at 2024, we are fully committed to bringing our business back to growth, while further reducing losses.
We will continue to focus on our growth priorities in 2024, which are consistent with our efforts in 2023. In particular, we believe that there is still significant untapped potential for growth in all of our priority categories over the next several years. By executing consistently over time, we believe that we will be able to unlock a substantial amount of value.
We look at the recent quarters as clear steps towards our strategic focus, positioning us for topline growth and improved cash utilization for 2024. With the macro situation in several of our African markets starting to recover, we are confident that Jumia has never been in a better position to capture the unique opportunity of e-commerce in Africa.
On a more personal note, as I look back at this first year as CEO of Jumia, I am particularly proud of our company’s resilience and its ability to change and adapt fast. I am grateful for what our employees have achieved within this short timeframe, in a challenging context. More than ever, we are committed to provide the best service possible to our customers and sellers, and build a successful business across the continent.

Francis Dufay
Chief Executive Officer and
Member of the Management Board

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	December 31, 2022	December 31, 2023		December 31, 2023		December 31, 2022	December 31, 2023		December 31, 2023
Quarterly Active Customers (million)(1)	2.8	2.3	(16.3)%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)(1)	6.9	6.6	(3.7)%	n.a.	n.a.	27.5	21.3	(22.4)%	n.a.	n.a.
GMV (USD million)(1)	252.4	233.3	(7.6)%	305.8	21.1%	932.5	749.8	(19.6)%	942.9	1.1%
_________________________
(1) All periods adjusted for exclusion of food delivery operations in 2023.

•Quarterly Active Customers and Orders decreased by 16% and 4% year-over-year, respectively, largely driven by deliberate decisions to focus on core categories and reduce customer incentives.
•GMV in the fourth quarter of 2023 declined by 8% year-over-year, and increased by 21% year-over-year on a constant currency basis.
•Foreign exchange was a significant headwind to GMV performance with 8 out of 10 local currencies in our countries of operation depreciating against the US Dollar in 2023, compared to 2022. Notably, the Naira experienced a 100% depreciation against the US Dollar, falling from a rate of USD/NGN 448 as of December 31, 2022 to a rate of USD/NGN 897 as of December 31, 2023. This foreign exchange development was the main contributor to our reported GMV decline year-over-year.
▪Five countries experienced positive year-over-year GMV growth (both as reported and on a constant currency basis), for the second quarter in a row.
•Quarter-over-quarter trends show meaningful progress on all usage KPIs:
▪Quarterly Active Customers, Orders and GMV increased by 16%, 17% and 42% quarter-over-quarter, respectively.
▪This increase was driven by a successful Black Friday campaign and strong sales over the Christmas season. This came as a result of strong preparation and planning on the supply side, leveraging a wide range of sourcing options, including local and international marketplace sellers, and corporate sales (primarily Egypt).
▪This demonstrates that we are able to drive meaningful sales uplift while maintaining deliberately low marketing expenditures, thanks to our focus on improved value proposition, primarily through strong selection and prices. This gives us confidence in our ability to grow again in 2024, with healthy economics.

2.JumiaPay KPIs

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	December 31, 2022	December 31, 2023		December 31, 2023		December 31, 2022	December 31, 2023		December 31, 2023
TPV (USD million)(1)	65.8	59.3	(9.9)%	86.6	31.7%	256.2	192.2	(25.0)	263.3	—
JumiaPay Transactions (million)(1)	2.1	3.0	41.2%	n.a.	n.a.	9.7	8.4	(13.4)	n.a.	n.a.
_________________________
(1) All periods adjusted for exclusion of food delivery operations in 2023.

•TPV was $59.3 million in the fourth quarter of 2023, down 10% year-over-year and up 32% on a constant currency basis. In the fourth quarter of 2023, TPV as a percentage of GMV remained stable at approximately 25% compared to the same period in 2022.
•JumiaPay Transactions reached 3.0 million in the fourth quarter of 2023, up 41% year-over-year.
◦45% of Orders placed on the Jumia platform in the fourth quarter of 2023 were completed using JumiaPay, compared to 31% in the fourth quarter of 2022. This increase was mostly attributable to an increase in the percentage of orders on our physical goods platform completed using JumiaPay. This evolution is consistent with our goal to enable easier, cashless payments on our physical goods platform via JumiaPay.

SELECTED FINANCIAL INFORMATION

	For the three months ended					For the year ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
(USD million)	December 31, 2022(2)	December 31, 2023(2)		December 31, 2023(2)		December 31, 2022(2)	December 31, 2023(2)		December 31, 2023(2)
Revenue	60.6	59.4	(1.9)%	77.6	28.2%	203.3	186.4	(8.3)%	244.7	20.4%
Marketplace revenue	36.6	32.9	(10.3)%	44.6	21.7%	115.1	97.8	(15.0)%	124.9	8.5%
Commissions	13.5	19.3	43.1%	27.9	106.9%	39.9	46.7	17.0%	61.7	54.7%
Fulfillment	6.7	4.9	(26.1)%	6.5	(2.9)%	26.1	18.5	(29.0)%	23.2	(11.2)%
Marketing & Advertising	7.2	3.7	(47.7)%	3.7	(48.7)%	16.9	12.4	(26.8)%	14.9	(11.8)%
Value Added Services	9.3	4.9	(47.7)%	6.5	(29.9)%	32.2	20.3	(37.1)%	25.1	(22.2)%
First-Party sales	22.5	26.1	16.0%	32.4	43.8%	81.7	86.4	5.7%	117.2	43.4%
Other revenue	1.4	0.4	(70.5)%	0.6	(54.0)%	6.4	2.2	(66.2)%	2.6	(59.0)%

Gross Profit(1)	37.3	37.1	(0.6)%	50.8	36.2%	118.2	107.1	(9.4)%	138.2	17.0%

Fulfillment expense(1)	(18.6)	(11.7)	(37.0)%	(15.6)	(16.0)%	(76.8)	(43.9)	(42.8)%	(55.9)	(27.2)%
Sales and Advertising expense	(16.8)	(6.2)	(62.8)%	(8.5)	(49.4)%	(66.9)	(21.5)	(67.9)%	(26.2)	(60.9)%
Technology and Content expense	(13.7)	(9.9)	(27.7)%	(9.9)	(27.7)%	(52.4)	(41.5)	(20.8)%	(42.8)	(18.3)%
General and Administrative expense ("G&A")(1)	(30.1)	(13.9)	(53.6)%	(16.6)	(44.6)%	(122.2)	(74.4)	(39.1)%	(86.6)	(29.1)%
of which Share Based Compensation ("SBC")	2.3	(1.7)	171.8%	(1.7)	(171.7)%	(8.2)	(5.3)	(35.9)%	(5.3)	(36.0)%
G&A expense, excluding SBC(1)	(32.4)	(12.3)	(62.2)%	(15.0)	(53.8)%	(114.0)	(69.2)	(39.3)%	(81.4)	(28.6)%

Adjusted EBITDA	(44.1)	(0.6)	(98.5)%	4.7	(110.7)%	(182.1)	(58.2)	(68.0)%	(55.2)	(69.7)%

Operating income / (loss)	(44.7)	(4.5)	(90.0)%	0.4	(100.9)%	(201.8)	(73.3)	(63.7)%	(72.2)	(64.2)%

Loss before Income tax from continuing operations	(44.6)	(17.1)	(61.6)%	(15.3)	(65.7)%	(206.2)	(98.6)	(52.2)%	(109.3)	(47.0)%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
(2) All periods adjusted for exclusion of food delivery operations in 2023.
Revenue
•Revenue reached $59.4 million in the fourth quarter of 2023, down 2% year-over-year and up 28% on a constant currency basis.
◦Revenue from First-Party sales was $26.1 million, up 16% year-over-year and 44% on a constant currency basis.

◦Marketplace revenue reached $32.9 million in the fourth quarter of 2023, down 10% year-over-year and up 22% on a constant currency basis.
◦While foreign exchange effects were a significant headwind to Revenue performance, we experienced growth in Commissions within our Marketplace revenue and in First-Party sales driven by growth in corporate sales to local and regional retailers, distributors and other corporate buyers in selected countries (primarily Egypt).
Gross Profit
Gross profit reached $37.1 million in the fourth quarter of 2023, down 1% year-over-year and up 36% on a constant currency basis. Gross Profit as a percentage of GMV reached 16% compared to 15% in the fourth quarter of 2022, supported by improved margins and reduced spending on customer incentives and promotions.
Fulfillment expense
Fulfillment expense amounted to $11.7 million in the fourth quarter of 2023, down 37% year-over-year and 16% on a constant currency basis. Fulfillment expense per Order, excluding JumiaPay app Orders (which do not incur logistics costs), decreased by 26% year-over-year from $3.2 in the fourth quarter of 2022 to $2.3 in the fourth quarter of 2023, reflecting a decrease of 2% on a constant currency basis. We are continuously seeking greater efficiencies in our logistics chain, while improving the quality and reliability of our service and expanding our reach beyond the main urban centers.
Sales and Advertising expense
Sales and Advertising expense amounted to $6.2 million in the fourth quarter of 2023, down 63% year-over-year and 49% on a constant currency basis. We continued bringing discipline to our marketing spending, while focusing on our strategy to improve our core value proposition on physical goods, through price, selection and service.
Technology and Content expense
Technology and Content expense reached $9.9 million in the fourth quarter of 2023, down 28% year-over-year both as reported and on a constant currency basis, confirming the relevance of actions taken to rationalize our infrastructure and software expenses and staff structure.
General and Administrative expense
General and Administrative expense, reached $13.9 million in the fourth quarter of 2023, down 54% year-over-year and 45% on a constant currency basis. General and Administrative expense, excluding share-based compensation, reached $12.3 million in the fourth quarter of 2023, down 62% year-over-year and 54% on a constant currency basis. This decrease was primarily driven by a significant reduction in tax provisions, including a $9.0 million beneficial impact from a provision release during the quarter. The staff costs within our General and Administrative expense, excluding share-based compensation expense, decreased by 17% year-over-year as we captured further efficiency gains through the organizational changes that have been implemented.

Operating loss
Operating loss was $4.5 million in the fourth quarter of 2023 compared to $44.7 million in the fourth quarter of 2022, decreasing by 90% year-over-year and 101% on a constant currency basis, as a result of the significant cost reductions over the period.
Loss before Income tax from continuing operations was $17.1 million in the fourth quarter of 2023 compared to $44.6 million in the fourth quarter of 2022, decreasing by 62% year-over-year and 66% on a constant currency basis.
Cash Position
•As of December 31, 2023, our liquidity position reached $120.6 million comprised of $35.5 million in cash and cash equivalents and $85.1 million in term deposits and other financial assets. Our liquidity position as of September 30, 2023 amounted to $147.4 million, which marks a decrease of $26.8 million in the fourth quarter of 2023 compared to a decrease of $57.3 million in the fourth quarter of 2022, and a decrease of $18.9 million in the third quarter of 2023. Our liquidity position as of December 31, 2022 was $227.4 million, which marks a decrease of $106.9 million, in the year ended December 31, 2023 compared to a decrease of $285.4 million, in the year ended December 31, 2022. The reduction in the pace of the decrease of our liquidity illustrates our efforts to preserve our available cash resources.
•Foreign exchange has been a significant headwind to our liquidity position, contributing a negative impact of $3.2 million in the fourth quarter of 2023 compared to a negative impact of $2.1 million in the fourth quarter of 2022. The negative impact of foreign exchange movements on our reported liquidity position amounted to $18.2 million in 2023 compared to $8.8 million in 2022.
•Net cash flows used in operating activities reached $10.3 million, in the fourth quarter of 2023 down by 80% compared to the same period in 2022.

GUIDANCE
We remain committed to reducing our losses and accelerating our progress towards cash efficiency and profitable growth.
Looking at 2024,
•We aim to further reduce our cash utilization compared to 2023.
•Based on the positive impact of our growth strategy, we project an increase in both orders and Gross Merchandise Value (GMV) in 2024, excluding potential impact of foreign exchange.
The above forward-looking statements reflect our expectations as of February 15, 2024, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to political and economic conditions across countries where we operate, the broader economic impact of the ongoing Russia-Ukraine conflict and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call today, February 15th, 2024 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:
US Toll Free: 888-506-0062
UK: 44 20 3355 4169
International: 973-528-0011
Entry Code: 458593
A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/
An archived webcast will be available following the call.

(UNAUDITED)
Consolidated statement of comprehensive income as of December 31, 2022 and 2023

	For the three months ended		For the year ended
In thousands of USD	December 31, 2022(2)	December 31, 2023(2)	December 31, 2022(2)	December 31, 2023(2)
Revenue	60,553	59,406	203,300	186,402
Cost of revenue(1)	(23,249)	(22,341)	(85,127)	(79,298)
Gross profit(1)	37,304	37,065	118,173	107,104
Fulfillment expense(1)	(18,565)	(11,699)	(76,783)	(43,884)
Sales and advertising expense	(16,771)	(6,235)	(66,859)	(21,458)
Technology and content expense	(13,714)	(9,920)	(52,411)	(41,528)
General and administrative expense(1)	(30,052)	(13,942)	(122,211)	(74,425)
Other operating income	795	496	2,086	1,203
Other operating expense	(25)	(233)	(86)	(320)
Termination Benefits	(3,706)	—	(3,706)	—
Operating loss	(44,734)	(4,468)	(201,797)	(73,308)
Finance income	4,928	(1,594)	15,253	6,189
Finance costs	(4,772)	(11,060)	(19,618)	(31,481)
Loss before Income tax from continuing operations	(44,578)	(17,122)	(206,162)	(98,600)
Income tax benefit/ (expense)	(5,783)	572	(6,979)	(661)
Loss for the period from continuing operations	(50,361)	(16,550)	(213,141)	(99,261)
Loss for the period from discontinued operations	(4,921)	(1,092)	(25,128)	(4,917)
Loss for the period	(55,282)	(17,642)	(238,269)	(104,178)
Attributable to:
Equity holders of the Company	(55,239)	(17,646)	(238,232)	(104,155)
from continuing operations	(50,319)	(16,554)	(213,104)	(99,238)
from discontinued operations	(4,921)	(1,092)	(25,128)	(4,917)
Non-controlling interests	(43)	4	(37)	(23)
from continuing operations	(43)	4	(37)	(23)
Loss for the period	(55,282)	(17,642)	(238,269)	(104,178)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	44,512	17,974	178,932	218,516
Other comprehensive loss on net investment in foreign operations	(45,454)	(21,598)	(182,501)	(228,976)
Other comprehensive income / (loss) on financial assets at fair value through OCI	4,813	1,265	(5,672)	3,793
Other comprehensive income / (loss)	3,871	(2,359)	(9,241)	(6,667)
Total comprehensive loss for the period	(51,411)	(20,001)	(247,510)	(110,845)
Attributable to:
Equity holders of the Company	(51,365)	(19,988)	(247,490)	(110,803)
Non-controlling interests	(46)	(13)	(20)	(42)
Total comprehensive loss for the period	(51,411)	(20,001)	(247,510)	(110,845)
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
(2) Adjusted for discontinued food delivery operations in 2023.

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2022 and December 31, 2023

	As of
In thousands of USD	December 31, 2022	December 31, 2023
Assets
Non-current assets
Property and equipment	28,498	14,361
Deferred tax assets	710	531
Other taxes receivables	5,967	4,721
Other non-current assets	3,589	1,289
Total Non-current assets	38,764	20,902
Current assets
Inventories	11,437	9,699
Trade and other receivables	23,101	24,703
Income tax receivables	1,792	2,278
Other taxes receivable	6,368	4,367
Prepaid expenses	21,334	9,624
Term deposits and other financial assets	155,846	85,088
Cash and cash equivalents	71,579	35,483
Total Current assets	291,457	171,242
Total Assets	330,221	192,144
Equity and Liabilities
Equity
Share capital	235,659	236,800
Share premium	1,736,469	1,736,469
Other reserves	163,174	160,729
Accumulated losses	(1,960,584)	(2,064,763)
Equity attributable to the equity holders of the Company	174,718	69,235
Non-controlling interests	(469)	(511)
Total Equity	174,249	68,724
Liabilities
Non-current liabilities
Non-current borrowings	8,709	2,357
Trade and other payables	209	125
Deferred tax liabilities	899	204
Other taxes payable	1,749	474
Provisions for liabilities and other charges	889	514
Deferred income	345	—
Total Non-current liabilities	12,800	3,674
Current liabilities
Current borrowings	5,138	3,718
Trade and other payables	64,230	56,904
Income tax payables	12,986	13,705
Other taxes payable	20,947	23,452
Provisions for liabilities and other charges	35,899	18,420
Deferred income	3,972	3,547
Total Current liabilities	143,172	119,746
Total Liabilities	155,972	123,420
Total Equity and Liabilities	330,221	192,144

(UNAUDITED)
Consolidated statement of cash flows as of December 31, 2022 and 2023

	For the three months ended		For the year ended
In thousands of USD	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Loss before Income tax from continuing operations	(44,579)	(17,122)	(206,162)	(98,600)
Loss before Income tax from discontinued operations	(4,921)	(1,092)	(25,128)	(4,917)
Loss before Income tax	(49,500)	(18,214)	(231,290)	(103,517)
Depreciation and amortization of tangible and intangible assets	2,992	2,160	11,646	9,841
Impairment losses on loans, receivables and other assets	2,546	23	6,008	1,054
Impairment losses/(reversals) on obsolete inventories	(163)	(56)	1,947	215
Share-based payment (income) / expense	(2,345)	1,683	8,240	5,276
Net (gain)/loss from disposal of tangible and intangible assets	30	203	35	173
Change in provision for other liabilities and charges	4,479	(7,784)	473	(17,089)
Lease modification (income)/expense	10	(52)	23	(25)
Interest (income)/expense	(805)	357	(2,721)	(2,353)
Net foreign exchange loss	3,613	2,895	5,517	10,942
Discounting effect (income) / expense	486	6	486	(73)
Net (gain)/loss on financial instruments at fair value through profit or loss	(1,007)	12,917	7,167	13,364
Impairment reversals on financial assets at fair value through OCI	—	—	(35)	—
Net loss recognized on disposal of debt instruments held at FVOCI	—	976	2,290	3,908
Share-based payment expense - settlement	(16)	(30)	(444)	(291)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(22,457)	(2,963)	(39,526)	6,089
(Increase)/Decrease in inventories	879	(3,577)	(4,036)	(236)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	9,210	2,298	(3,099)	1,867
Income taxes paid	(597)	(1,127)	(2,859)	(3,143)
Net cash flows used in operating activities	(52,645)	(10,285)	(240,178)	(73,998)
Cash flows from investing activities
Purchase of property and equipment	(2,769)	(776)	(11,147)	(2,253)
Proceeds from sale of property and equipment	8	28	11	112
Interest received	1,666	1,343	4,762	4,826
Movement in other non-current assets	(350)	327	(1,586)	1,822
Movement in term deposits and other financial assets	25,903	(3,990)	220,207	59,049
Net cash flows (used in) / from investing activities	24,458	(3,068)	212,247	63,556
Cash flows from financing activities
Interest settled - financing	17	(1,080)	(41)	(1,083)
Payment of lease interest	(409)	(201)	(1,496)	(1,105)
Repayment of lease liabilities	(1,962)	(951)	(7,170)	(5,185)
Equity transaction costs	(22)	(19)	(79)	(40)
Proceeds from exercise of stock options	—	—	26	—
Net cash flows (used in) / from financing activities	(2,376)	(2,251)	(8,760)	(7,413)
Net (decrease)/increase in cash and cash equivalents	(30,563)	(15,604)	(36,691)	(17,855)
Effect of exchange rate changes on cash and cash equivalents	(2,126)	(3,198)	(8,820)	(18,241)
Cash and cash equivalents at the beginning of the period	104,268	54,285	117,090	71,579
Cash and cash equivalents at the end of the period	71,579	35,483	71,579	35,483

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period from continuing operations to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the year ended
(USD million)	December 31, 2022(1)	December 31, 2023(1)	December 31, 2022(1)	December 31, 2023(1)
Loss for the period from continuing operations	(50.4)	(16.8)	(213.1)	(99.5)
Income tax expense	5.8	(0.4)	7.0	0.9
Net Finance costs / (income)	(0.2)	12.7	4.4	25.3
Depreciation and amortization	2.9	2.1	11.5	9.8
Share-based payment (income) / expense	(2.3)	1.7	8.2	5.3
Adjusted EBITDA	(44.1)	(0.6)	(182.1)	(58.2)
_________________________
(1) Adjusted for discontinued food delivery operations in 2023.

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics.

	For the three months ended
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	December 31, 2022(2)	December 31, 2023(2)		December 31, 2023(2)
Gross Profit(1)	37.3	37.1	(0.6)%	50.8	36.2%
Fulfillment expense(1)	(18.6)	(11.7)	(37.0)%	(15.6)	(16.0)%
Gross Profit after Fulfillment expense	18.7	25.4	35.4%	35.2	87.9%
Sales and Advertising expense	(16.8)	(6.2)	(62.8)%	(8.5)	(49.4)%
Technology and Content expense	(13.7)	(9.9)	(27.7)%	(9.9)	(27.7)%
G&A expense, excluding SBC(1)	(32.4)	(12.3)	(62.2)%	(15.0)	(53.8)%
Adjusted EBITDA	(44.1)	(0.6)	(98.5)%	4.7	(110.7)%
Operating Income/ (Loss)	(44.7)	(4.5)	(90.0)%	0.4	(100.9)%
Loss before Income tax from continuing operations	(44.6)	(17.1)	(61.6)%	(15.3)	(65.7)%

GMV	252.4	233.3	(7.6)%	305.8	21.1%
TPV	65.8	59.3	(9.9)%	86.6	31.7%
TPV as % of GMV	26.1%	25.4%		28.3%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
(2) Adjusted for discontinued food delivery operations in 2023.

Restated metrics for historical quarters
In December 2023, the Group closed its food delivery business in all markets which qualified as a discontinued operation. Discontinued operations are presented in a single line in “Consolidated statement of comprehensive income” which applies to all comparative periods presented. The following table provides the updated operational and financial metrics for continuing operations for the last two years:

(UNAUDITED)
Restated metrics for historical quarters for operational and financial metrics for continuing operations for the last two years

In thousands of USD, unless otherwise stated	Q1 22	Q2 22	Q3 22	Q4 22	Q1 23	Q2 23	Q3 23	Q4 23	FY 22	FY 23
Quarterly Active Customers (million)	2.6	2.8	2.6	2.8	2.0	2.0	2.0	2.3	n.a.	n.a.
Orders (million)	6.6	7.4	6.6	6.9	4.5	4.5	5.7	6.6	27.5	21.3
GMV	225,064	242,930	212,099	252,442	173,217	179,151	164,130	233,310	932,535	749,808
TPV	63,773	67,206	59,420	65,772	41,142	49,428	42,420	59,256	256,171	192,246
JumiaPay Transactions (million)	63.8	67.2	59.4	65.8	41.1	49.4	42.4	59.3	256.2	192.2

Revenue	44,638	53,307	44,803	60,553	41,250	44,032	41,715	59,406	203,301	186,403
Marketplace revenue	23,489	27,267	27,730	36,647	23,353	22,297	19,328	32,867	115,133	97,845
Commissions	7,533	8,763	10,092	13,491	9,742	9,158	8,457	19,308	39,879	46,665
Fulfillment	6,677	6,417	6,317	6,665	4,833	4,569	4,177	4,927	26,076	18,506
Marketing & Advertising	2,327	4,337	3,121	7,154	2,600	3,691	2,356	3,745	16,939	12,392
Value Added Services	6,952	7,750	8,200	9,337	6,178	4,879	4,338	4,887	32,239	20,282
First Party revenue	19,592	24,392	15,223	22,520	17,368	21,129	21,756	26,130	81,727	86,383
Other revenue	1,557	1,648	1,850	1,386	529	606	631	409	6,441	2,175
Cost of revenue	(19,718)	(26,039)	(16,123)	(23,249)	(16,342)	(21,141)	(19,475)	(22,341)	(85,129)	(79,299)
Gross profit	24,920	27,268	28,680	37,304	24,908	22,891	22,240	37,065	118,172	107,104
Fulfillment expense	(18,731)	(21,827)	(17,659)	(18,565)	(11,817)	(10,612)	(9,756)	(11,699)	(76,782)	(43,884)
Sales and Advertising expense	(15,866)	(19,528)	(14,694)	(16,771)	(5,339)	(5,472)	(4,411)	(6,235)	(66,859)	(21,457)
Technology and Content expense	(12,352)	(13,494)	(12,850)	(13,714)	(11,183)	(10,695)	(9,730)	(9,920)	(52,410)	(41,528)
General and Administrative expense ("G&A")	(37,501)	(32,996)	(21,663)	(30,052)	(25,161)	(18,527)	(16,795)	(13,942)	(122,212)	(74,425)
of which Share Based Compensation ("SBC")	(8,440)	(7,640)	5,498	2,345	(949)	(1,302)	(1,341)	(1,683)	(8,237)	(5,275)
of which Depreciation and amortization	(2,587)	(2,830)	(3,105)	(2,944)	(2,828)	(2,608)	(2,232)	(2,138)	(11,466)	(9,806)
Other operating income	608	410	274	795	210	368	128	496	2,087	1,202
Other operating expense	(22)	(5)	(36)	(25)	(47)	(18)	(22)	(233)	(88)	(320)
Termination benefits	—	—	—	(3,706)	—	—	—	—	(3,706)	—
Adjusted EBITDA	(47,917)	(49,702)	(40,341)	(44,135)	(24,652)	(18,155)	(14,773)	(647)	(182,095)	(58,227)
Operating loss	(58,944)	(60,172)	(37,948)	(44,734)	(28,429)	(22,065)	(18,346)	(4,468)	(201,798)	(73,308)
Finance income, net	3,687	2,954	3,684	4,928	3,117	2,895	1,770	(1,594)	15,253	6,188
Finance costs, net	(6,634)	(3,920)	(4,292)	(4,772)	(3,929)	(11,689)	(4,802)	(11,060)	(19,618)	(31,480)
Loss before Income tax from continuing operations	(61,891)	(61,138)	(38,556)	(44,578)	(29,241)	(30,859)	(21,378)	(17,122)	(206,163)	(98,600)
Income tax expense	(136)	(268)	(791)	(5,783)	(100)	169	(1,302)	356	(6,978)	(877)
Loss for the period from continuing operations	(62,027)	(61,406)	(39,347)	(50,361)	(29,341)	(30,690)	(22,680)	(16,766)	(213,141)	(99,477)
Attributable to:
Equity holders of the Company	(62,018)	(61,411)	(39,356)	(50,319)	(29,332)	(30,676)	(22,678)	(16,770)	(213,104)	(99,456)
Non-controlling interests	(9)	5	9	(42)	(9)	(14)	(2)	4	(37)	(21)

Discontinued Operations
In December 2023, the Group closed its food delivery business in all markets which qualified as a discontinued operation. Discontinued operations are presented in a single line in “Consolidated statement of comprehensive income” which applies to all comparative periods presented.
The following table provides operational and financial metrics for discontinued operations for the last two years:

(UNAUDITED)
Operational and Financial metrics for discontinued operations for the last two years

In thousands of USD, unless otherwise stated	Q1 22	Q2 22	Q3 22	Q4 22	Q1 23	Q2 23	Q3 23	Q4 23	FY 22	FY 23
Quarterly Active Customers (million)	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.2	2.0	1.4
Orders (million)	2.7	2.9	2.8	3.0	2.4	2.0	1.6	1.0	11.4	7.0
GMV	27,601	28,137	28,605	30,681	24,946	23,134	16,836	10,967	115,024	75,883
TPV	6,912	6,980	7,160	8,096	7,570	7,478	5,703	4,877	29,148	25,628
JumiaPay Transactions (million)	6.9	7.0	7.2	8.1	7.6	7.5	5.7	4.9	29.2	25.7

Revenue	2,957	4,017	5,684	5,927	5,022	4,483	3,175	1,952	18,585	14,632
Cost of revenue	(631)	(1,343)	(1,975)	(2,394)	(1,328)	(1,377)	(335)	(209)	(6,343)	(3,249)
Gross profit	2,326	2,674	3,709	3,533	3,694	3,106	2,840	1,743	12,242	11,383
Fulfillment expense	(5,379)	(5,826)	(5,523)	(5,335)	(4,159)	(3,105)	(2,264)	(1,584)	(22,063)	(11,112)
Sales and Advertising expense	(2,971)	(2,634)	(1,746)	(1,476)	(487)	(301)	68	(181)	(8,827)	(901)
Technology and Content expense	(602)	(778)	(748)	(714)	(603)	(385)	(354)	(511)	(2,842)	(1,853)
General and Administrative expense ("G&A")	(817)	(993)	(899)	(929)	(878)	(508)	(489)	(559)	(3,638)	(2,434)
of which Depreciation and amortization	(46)	(46)	(45)	(44)	(41)	(37)	(27)	(20)	(181)	(125)
Adjusted EBITDA	(7,397)	(7,511)	(5,162)	(4,877)	(2,392)	(1,156)	(174)	(1,072)	(24,947)	(4,793)
Operating loss	(7,443)	(7,557)	(5,207)	(4,921)	(2,433)	(1,193)	(199)	(1,092)	(25,128)	(4,917)
Loss for the period from discontinued operations	(7,443)	(7,557)	(5,207)	(4,921)	(2,433)	(1,193)	(199)	(1,092)	(25,128)	(4,917)